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                                                                      Exhibit 99

                                                         (SOUTHERN COMPANY LOGO)
                                                                   April 6, 2001

                       IMPORTANT U. S. FEDERAL INCOME TAX
                         INFORMATION FOR MIRANT SPIN-OFF

To Southern Company Stockholders of Record as of March 21, 2001:

    Owners of Southern Company ("Southern Company") common stock on the March 21, 2001 Record Date received a distribution of 0.397614 shares of Mirant Corporation ("Mirant") common stock for each share of Southern Company common stock owned on the Record Date. The distribution was made on April 2, 2001, at 5:00 p.m., Eastern Time.

    Southern Company has received a private letter ruling from the Internal Revenue Service stating that, based on representations made by Southern Company, the distribution of whole shares of Mirant common stock will be tax-free for U.
S. federal income tax purposes for Southern Company stockholders who are United States citizens or residents. The tax basis of your Southern Company common stock WILL, however, have to be apportioned between your Southern Company common stock and your Mirant common stock.

TAX BASIS

    To properly account for the distribution, you should determine the tax basis of your current Southern Company shares, if you have not already done so.

    - If you acquired your Southern Company shares by purchasing them, tax basis refers to the sum of: (1) the amount of your initial purchase (including commissions); (2) the amount of dividends reinvested (including commissions); and (3) the amount of optional cash payments (including commissions). This type of information can be found on bank or brokerage statements, dividend reinvestment statements, purchase confirmations, or your personal records.

    - If you did not actually purchase your Southern Company shares, such as receiving the shares as a gift or an inheritance, consult with your tax advisor to determine your tax basis.

TAX BASIS ALLOCATION BETWEEN SOUTHERN COMPANY AND MIRANT

    Your tax basis for the Mirant common stock received in the spin-off will be determined based on your tax basis in the Southern Company common stock with respect to which your distribution of Mirant common stock was made. After you determine your tax basis, you should allocate it between Southern Company common stock and the Mirant common stock received in the distribution.

    One such method is to allocate the tax basis in your shares of Southern Company common stock immediately prior to the spin-off between your Southern Company common stock and Mirant common stock in proportion to the fair market value of Southern Company common stock and Mirant common stock at market close on April 2, 2001, the last trading day before the distribution. The closing price per share for Southern Company WI (without the distribution) on April 2, 2001 was $21.60. The closing price per share for Mirant WI on April 2, 2001 was $34.60.

    Using this methodology, and the 0.397614 distribution ratio, 61.09% of your basis would be allocated to Southern Company common stock, and the remaining 38.91% would be allocated to the shares of Mirant common stock you received in the distribution (including any fractional share interest). You should consult your tax advisor regarding the application of this calculation to your particular circumstances. See the example that follows.

EXAMPLE:

    100 shares of Southern Company common stock were purchased at $20 per share, resulting in a tax basis of $2,000. Because the spin-off distribution ratio was 0.397614, the owner was entitled to 39.7614 Mirant shares for the 100 shares of Southern Company owned. The owner received 39 full shares of Mirant in book-entry form and a check for the sale of the 0.7614 fractional share. The tax basis of a fractional share is proportional to the basis of a whole share. Using the tax basis allocation percentages, 61.09% of the $2,000 is allocated to Southern Company common stock and 38.91% to Mirant common stock. See the chart that follows.

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EXAMPLE:

                                     [GRAPH]

    The per share tax basis would then be obtained by dividing the new tax basis by the number of shares, as follows:

----------------------------------------------------------------------------------------------
       NEW SO TAX BASIS                NUMBER OF SHARES             NEW SO PER SHARE BASIS
          $1,221.80                          100                            $12.22
----------------------------------------------------------------------------------------------
        MIR TAX BASIS                  NUMBER OF SHARES              MIR PER SHARE BASIS
           $778.20                         39.7614                          $19.57
----------------------------------------------------------------------------------------------

    If you acquired Southern Company shares on more than one occasion, you will need to perform this calculation separately for each group of shares.

FRACTIONAL SHARE SALE

    The receipt of cash resulting from the sale of a fractional share will result in the recognition of gain or loss for U. S. federal income tax purposes. This is measured by the difference between the cash you receive for such fractional share and your tax basis in such fractional share.

    The following illustration uses the information in the example above. Assume the fractional share of 0.7614 was sold for $35.00 net per share and you received a check for $26.65 (0.7614 times $35.00 = $26.65).

                           (FRACTIONAL SHARE GRAPHIC)

HOLDING PERIOD

    The holding period for capital gains purposes of shares of Mirant common stock received in the distribution will include the holding period of Southern Company common stock on which the distribution was made, provided the stockholder holds the Southern Company common stock as a capital asset on the Distribution Date.

RETAIN THIS INFORMATION

    You should retain this information to support the determination of your tax basis in your Southern Company and Mirant shares. Tax regulations require that you attach to your U.S. federal income tax return for the year in which the Mirant shares were received -- 2001 -- a statement setting forth certain prescribed information about the distribution. In order to assist you in complying with this tax requirement, we are attaching a sample form of a statement to be completed by you and filed with your 2001 federal income tax return.

CONSULT TAX ADVISOR

    The information in this letter represents our understanding of existing U.S. federal income tax law and does not constitute tax advice. It does not purport to address all tax considerations relating to the distribution or to describe tax consequences that may apply to particular categories of stockholders. You should consult your tax advisor as to the particular tax consequences to you of the distribution, including the applicability and effect of any state, local and foreign tax laws.
                                                                SOUTHERN COMPANY
                                                                   April 6, 2001